

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Carl Lukach
Executive Vice President and Chief Financial Officer
Univar, Inc.
3075 Highland Parkway, Suite 200
Downers Grove, IL 60515

      Re: Univar, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 001-37443

Dear Mr. Lukach:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing and
                         Construction